

November 6, 2012

Via E-mail
Mr. Alan Jin
Senior Vice President Finance and Chief Financial Officer
Ossen Innovation Co., Ltd.
518 Shangcheng Road, Floor 17
Shanghai, 200120
People's Republic of China

> **Re: Ossen Innovation Co., Ltd.**
> **Form 20-F**
> **Filed April 16, 2012**
> **File No. 1-34999**

Dear Mr. Jin:

We have reviewed your response dated October 19, 2012 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F filed April 16, 2012

Risk Factors, page 2

1. We have read your response to comment 2 in our letter dated September 27, 2012, and appreciate the information provided in Appendix A. Therein you indicate that the CFO has "13 years of experience in banking and corporate finance in the U.S. and in China, most with U.S. listed Chinese companies" and that the Assistant Financial Controller has "10 years of experience in accounting and internal control, including working with other U.S. listed Chinese companies." For both the CFO and Assistant Financial Controller, please clarify whether they have been involved in the preparation of financial statements in accordance with U.S. GAAP at U.S. listed Chinese companies and tell us the name of the companies, the position or role held, and the specific duties performed. Tell us how proficiency and experience in U.S. GAAP was gained, e.g. whether they worked at these

companies under the direction of a U.S. CPA. We also reserve comment on your responses to comments 3 and 4 in our letter dated September 27, 2012.

2. We have read your response to comment 5 in our letter dated September 27, 2012. Given you have told us you have not considered the requirements under Rule 5-04 to provide a Schedule I for the period ended December 31, 2011, it appears that a review of such Rule is warranted currently in order to determine whether a Schedule I was required as part of your audited financial statements for that period. Please undertake this analysis now and advise us of the results, or amend your Form 20-F accordingly.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief